May 26, 2010

VIA EDGAR

Jennifer Monick

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:          Hospitality Properties Trust (“we” or the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 24, 2010; Definitive Proxy Statement Filed February 24, 2010 (together, the “Filings”).

File No. 1-11527

Dear Ms. Monick:

We are in receipt of your letter dated May 6, 2010, regarding the above referenced filings.  The responses below provide the information you requested.  For your convenience, your original comments appear in bold text, followed by our response.

Form 10-K for the year ended December 31, 2009

Item 2. Properties, page 49

1.     We note that 14 of your hotels are subject to ground leases.  Please tell us the aggregate value of such properties.  To the extent they represent a material portion of your assets, please tell us the range of remaining years on those leases and explain the effect if you are unable to renew the leases.  Please provide similar information for the travel centers that are also subject to land leases.

The aggregate depreciated carrying value of our properties subject to ground leases was as follows at December 31, 2009 (in thousands):

Depreciated Carrying Value
14 hotels (1)	$225,828
21 travel centers (2)	148,646
Total	$374,474

Total assets	$5,548,370
Properties subject to ground leases as a percentage of total assets	6.7%

(1)   Three hotels with a depreciated carrying value totaling $100,409 are on land partially leased.  The leased land is generally used for parking.  In all instances we believe these three hotels would be operable without the leased land.

(2)   Five travel centers with a depreciated carrying value totaling $87,741 are on land partially leased.  The leased land is generally used for additional parking or storm water runoff; however, certain building structures for one travel center are located on leased land.  In all instances we believe these five travel centers would be operable without the leased land.

We hold multiple renewal options, which are exercisable at our sole option, for a majority of the hotel ground leases.  Including all renewal options, the remaining terms on the hotel ground leases range from 29 years to 79 years.  For the travel center ground leases, we generally hold multiple renewal options, which are exercisable at our sole option.  At one travel center, we lease land from the State of Arizona under a ground lease that expires in September 2010.  This land is used for storm water runoff and we currently expect to renew this lease prior to its expiration.  The remaining terms on the travel center ground leases, including renewal options we hold, range from 9 years to 41 years.

As a result of the foregoing, we believe the risk associated with our inability to renew the ground leases is not material and unlikely to have a material effect on our financial condition or results of operations.  We will disclose the carrying value of properties subject to ground leases and the range of years remaining under those leases in future filings.

Item 3. Legal Proceedings, page 50

2.     In future filings, please disclose the principal parties of the legal proceedings disclosed.  For example, please disclose the name of the plaintiffs who instituted the derivative action against TA’s directors, you and RMR in 2008.  Refer to Item 103 of Regulation S-K for guidance.

We will disclose the principal parties of the legal proceedings in future filings as applicable.

Item 15. Exhibit and Financial Statement Schedules, page 84

3.     Refer to the agreements filed as exhibits 10.9, 10.13, 10.14, 10.17 and 10.19 to your form 10-K.  We note that the agreements, as filed, omit schedules and exhibits to the agreements.  Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety.  Please file the complete agreements with you next quarterly report or tell us why you believe the agreements are no longer material to investors.

We will file the agreements with all annexed schedules and exhibits with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2010.  We note that some of the schedules and exhibits to the agreements filed as Exhibits 10.13, 10.14, 10.17 and 10.19 to our Form 10-K contain approximately 700 pages of detailed metes and bounds legal descriptions of real property.  We have only paper copies of these descriptions that are not readily convertible into EDGAR format without significant expense.  Therefore, with regards to the applicable schedules and exhibits, we intend to insert the following text or text substantially similar thereto, which we believe adequately conveys the material content of the applicable exhibits and schedules, in lieu of filing each full metes and bounds legal description:

“[This [Exhibit/Schedule] contains the metes and bounds legal descriptions of the following propert[y/ies]:

[insert applicable address[es] or other identifying information]”

Financial Statements

Consolidated Statements of Income, page F-4

4.     In light of your placement of interest expense and interest income, please tell us how you have complied with Rule 5-03 of Regulation   S-X.

We will present interest income and interest expense below operating income and as part of non-operating revenues and expenses in future filings and conform prior period financial statements to this presentation.

Notes to Consolidated Financial Statements

9. Concentration

Credit Concentration, page F-22

5.     In instances where operations at certain hotels generated net financial results below the minimum returns and you either received payments from the hotel managers or their guarantors or amounts were applied from the security deposit you hold, please tell us how you have determined that it was appropriate to record these amounts as a reduction of hotel operating expenses. Within your response, please reference the authoritative literature management relied upon.

Each of our hotel management contracts requires that we be paid a fixed annual minimum return amount by our manager irrespective of the actual operating results of the hotels.  The hotel manager’s contractual obligation to pay us an annual minimum return is generally secured by a parent company guarantee, a security deposit or both and is capped at a fixed dollar amount.  Our hotel managers are not entitled to earn management fees unless the hotels generate net operating income in excess of our annual minimum return.  A significant percentage (approximately 53% in 2009) of the gross operating expenses of our hotels are our allocated share of expenses incurred by the hotel manager and allocated by the hotel manager to us and other hotel owners for which it provides management services.  The costs allocated by the hotel manager include reservation system fees, marketing fees and expenses, frequent guest program costs, accounting and information technology service fees and employee wages and benefit costs.  In instances when the net operating income of our hotels is less than the annual minimum return due to us, our managers are required to fund the shortfall (“guarantee payments”) or, in the case of one of our management contracts, we draw on the balance of the manager’s security deposit.  The manager guarantee payments or our draws on the security deposit in substance reduce the allocated costs the hotel manager has charged to us.  For this reason, we report hotel operating expenses in our financial statements net of the foregone costs allocated by the hotel manager and disclose the amount of guarantee payments and draws in the notes to our financial statements and in our management’s discussion and analysis of financial condition and results of operations.

In making the determination to report hotel operating expenses net of amounts funded under manager guarantees or drawn on a manager security deposit, we considered the guidance of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 705-10-45-3, Cost of Sales and Services, which addresses reporting cost of sales as a principal versus agent and ASC 605-50-45-12, Revenue Recognition, which addresses a customer’s characterization of certain consideration received from a vendor.  With respect to the operating expenses allocated to us by our hotel managers, the manager is acting in the capacity of principal based on the indicators of gross and net reporting described in ASC 605-45-45-1 through 45-18, including acting as the primary obligor in the various arrangements with its suppliers, employees and others.  These allocated costs are also reflected as expenses in the hotel manager’s financial statements.  We also believe ASC 605-50-45-12, which states “cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of cost of sales when recognized in the customer’s income statement”, supports our having netted such payments to us from our hotel managers against their costs allocated to us.  We have also considered the general guidance within ASC 605 as it relates to what constitutes revenue.  We believe that the amounts funded under manager guarantees or drawn on from a manager security deposit are not the result of our revenue earning activities, but rather, as described above, price reductions to the cost of the services that our hotel managers provide to us.

Significant Tenant, page F-23

6.     Please tell us how you have accounted for the lease modification with TA.  Within your response, specifically address how you have accounted for the 1,540,000 TA common shares received.

In August 2008, we entered into a rent deferral agreement with TA. We considered the guidance in ASC 840-10-35-4, Reassessing Lease Classification, which describes the circumstances under which a change in the provisions of a lease would result in the creation of a new lease. Our rent deferral agreement with TA did not change any of the terms of the lease except that it provided TA an option to delay the payment of rent in return for TA providing consideration to us.  As such, based upon the provisions of ASC 840-10-35-4, we determined that the changed terms would not have resulted in a different classification of the leases if they had been in place at lease inception and accounted for our rent deferral agreement with TA as a lease modification rather than as a new lease.

A component of the consideration that the rent deferral agreement required was for TA to issue 1,540,000 of its common shares to us. In the event that TA did not defer monthly rental payments for the full permitted amounts through December 31, 2009, TA was permitted to repurchase a pro-rata amount of the common shares issued to us for nominal consideration. As of December 31, 2009, 85,556 TA common shares were eligible for repurchase from us by TA; however, on January 1, 2010, TA exercised its right to defer an additional installment of permitted rent and, thus, TA was no longer able to repurchase any of its common shares from us under this provision.

We followed the guidance in ASC 505-50-30-18, Equity-Based Payments to Non-Employees with respect to the determination of the measurement date for the grantee of the equity securities. TA issued its common shares to us as an incentive for us to enter into the rent deferral agreement and to extend the right to TA to defer the rental payments.  Our performance was completed when the rent deferral agreement was executed by us.  Although the quantity of the common shares could have changed had TA not deferred the full permitted amounts, any potential change in number of common shares subject to this provision was in TA’s control and, therefore, not based upon our performance. As a result, in accordance with ASC 505-50-30-18, the measurement date coincided with the date the agreement was executed by TA and us, and we accounted for the TA common shares received by us as an asset (at fair value utilizing an option pricing model) and a corresponding deferred revenue liability.  In addition, since the rent deferral agreement was a lease modification, we recognize the deferred revenue as revenue on a straight line basis over the remaining lease term.  Because the TA common shares are considered available for sale securities, we have included subsequent changes in the fair value of the TA common shares in other comprehensive income at the end of each reporting period based upon the provisions of ASC 320-10-35-1, Investments-Debt and Equity Securities.

Our recognition of revenue under the rent deferral agreement with TA follows the four basic revenue recognition criteria of Staff Accounting Bulletin No. 104.  We ceased recording rental revenue on a straight line basis under our lease with TA for the 145 travel centers in the second quarter of 2008 and recorded a charge to fully reserve the existing straight line rent receivable due to uncertainty regarding TA’s financial condition and its ability to perform its obligation under its lease with us.  For the purpose of determining straight line rent under the lease modification, we have accounted for the rent deferral as a change to the timing of the contractual rents owed under the lease.  Straight line rental revenue under our arrangement with TA, including the payment by TA of any cash interest owed to us on unpaid deferred rent amounts, is being recognized only up to the amount of cash payments received by us due to the continued uncertainty as to collection.

Signatures

7.     Please tell us if Mr. Murray is also your principal executive officer.  Refer to General Instruction D to Form 10-K.

Mr. Murray is our principal executive officer.  Certain of the functions of principal executive officer of the Company are performed by Mr. Murray together with our Managing Trustees.

Definitive Proxy Statement

Trustees and Executive Officers, page 8

8.     With respect to your trustees, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee, in light of your business and structure.  Please refer to Item 401(e) of Regulation S-K for guidance.  Provide similar disclosure in future filings and tell us how you plan to comply.

We respectfully point out that our Form 10-K and Definitive Proxy Statement were filed prior to February 28, 2010, the effective date for the change to Item 401(e) of Regulation S-K that would require the information requested in the Staff’s comment.  We will comply with this portion of Item 401(e) in future filings, when applicable.

Board of Trustees, page 10

9.     We note that you have not provided disclosure with respect to your board’s leadership structure and role in risk oversight as required by Item 407(h) of Regulation S-K.  Please provide us with sample disclosure that complies with Item 407(h) and confirm that you will provide similar disclosures in future filings.

We respectfully point out that our Form 10-K and Definitive Proxy Statement were filed prior to February 28, 2010, the effective date for Item 407(h) of Regulation S-K.  We will comply with Item 407(h) in future filings, when applicable.

In connection with our responses above, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•      staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the Filings; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions, please contact me at 617-796-8327.

Sincerely,

/s/ Mark L. Kleifges

Mark L. Kleifges
Treasurer and Chief Financial Officer
Hospitality Properties Trust